PAGE 1


============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



        FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1993


                 SAVINGS AND INVESTMENT PLAN
           OF E. I. DU PONT DE NEMOURS AND COMPANY
                  (FULL TITLE OF THE PLAN)


            E. I. DU PONT DE NEMOURS AND COMPANY
                     1007 MARKET STREET
                 WILMINGTON, DELAWARE 19898
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                           PAGE 2




                            INDEX





                                                     Page(s)


Report of Independent Accountants..................      4


Statements of net assets available for Plan
  benefits at September 30, 1993 and 1992.........     5-7


Statements of changes in net assets available
  for Plan benefits for the years 1993 and 1992...     8-10


Notes to financial statements.....................     11-18


                          EXHIBITS

Exhibit
 Number                  Description


   24               Consent of independent accountants.

                           PAGE 3
                          SIGNATURE




          Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                      Savings and Investment Plan of
                    E. I. du Pont de Nemours and Company


                    Date: January 28, 1994


                    By ___________________________________
                                C. L. Henry
                        Senior Vice President-Finance

                           PAGE 4
                          SIGNATURE



              REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company at September 30, 1993 and 1992, and the changes in net assets available for plan benefits for each of the two years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of E. I. du Pont de Nemours and Company as the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE

Philadelphia, Pennsylvania
January 28, 1994


                                                                                                                                 PA
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 SEPTEMBER 30, 1993

                                     (Dollars In Thousands, Except Unit Values)
                                                             3-Way      DuPont                 Merrill
                                      Fixed     Family       Asset      Common                 Lynch
                                      Income   of Mutual   Allocation   Stock         Loan     Equity
                                       Fund      Funds        Fund       Fund         Fund     Index
                                    ---------- ----------  ----------  ---------    ---------  ---------
Investments, at fair value
  (Notes 1 and 3)
  DuPont Company common stock
    (cost $337,923) .............                                      $507,873
  Pooled Investments (cost
    $595,998)....................               $235,865   $106,643                            $212,534
  Fixed income
    (cost $4,701,973) ...........   $4,701,973
  Short-term investments & cash
  (cost $48,287)................        46,385       534        132         865                     201
  Loans to participants-
    principal balance ...........                                                   $152,291
                                    ----------- ---------  ---------   ---------    --------   ---------

     Total investments ..........    4,748,358   236,399    106,775     508,738      152,291    212,735


Receivables
  Due from the DuPont
    Company .....................       24,882     2,394        867         773            0      1,191
Due to participants .............       (5,378)     (403)      (104)       (777)                   (199)
                                    ----------- ---------  ---------   ---------    --------   ---------
  Net assets available for plan
    benefits ....................   $4,767,862  $238,390   $107,538    $508,734     $152,291   $213,727
                                    =========== =========  =========   =========    ========   =========

Unit or share values (Note 2) ...       $73.36    $75.53     $11.39      $46.50                  $28.29
                                        ======    ======     ======      ======                  ======



                     The accompanying notes are an integral part of these financial statements.

                                              Continued on next page


                                                       PAGE 6
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 SEPTEMBER 30, 1993 (Continued)

                                     (Dollars In Thousands, Except Unit Values)

                                       ML                                 ML
                                     Inter-      ML           ML         Basic
                                    national  Balanced      Capital      Value
                                    Holdings    Fund         Fund        Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (Notes 1 and 3)
  DuPont Company common stock
    (cost $337,923) .............                                                     $507,873
  Pooled Investments (cost
    $595,998)....................   $29,482    $12,271     $34,925      $27,981        659,701
  Fixed income
    (cost $4,701,973) ...........                                                    4,701,973
  Short-term investments & cash
  (cost $48,287)................         56         11          71           32         48,287
  Loans to participants-
    principal balance ...........                                                      152,291
                                    --------   --------     -------     --------     ----------

     Total investments ..........    29,538     12,282      34,996       28,013      6,070,125


Receivables
  Due from the DuPont
    Company .....................       327        161         479          303         31,377
  Due to participants .............     (27)       (11)        (70)         (26)        (6,995)
                                    --------  ---------    --------     --------      ---------
  Net assets available for plan
    benefits ....................   $29,838    $12,432     $35,405      $28,290     $6,094,507
                                    =======    ========    ========     ========    ===========

Unit or share values (Note 2) ...    $13.28     $13.02      $28.46       $23.71
                                     ======     ======      ======       ======



                     The accompanying notes are an integral part of these financial statements.






                                                       PAGE 7
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 SEPTEMBER 30, 1992

                                     (Dollars In Thousands, Except Unit Values)
                                      U.S                                3-Way       DuPont
                                    Savings     Fixed       Family       Asset       Common                 Total
                                      Bond      Income     of Mutual   Allocation    Stock       Loan        All
                                      Fund       Fund        Funds        Fund        Fund       Fund       Funds
                                    --------  -----------  ---------   ----------   ---------  ---------  -----------

Investments, at fair value
  (Notes 1 and 3)
  U.S. Savings Bonds, Series EE
    (cost $12,155) ..............   $12,922                                                               $   12,922
  DuPont Company common stock
    (cost $314,387) .............                                                   $511,238                 511,238
  Pooled Investments (cost
    $397,950)....................                          $376,360     $72,910                              449,270
  Fixed income
    (cost $4,338,404) ...........             $4,338,404                                                   4,338,404
  Short-term investments & cash
  (cost $20,551).................       100       14,926        576          31        4,918                  20,551
  Loans to participants-
    principal balance ...........                                                              $125,083      125,083
                                    -------   -----------  --------     -------     --------   --------   -----------

     Total investments ..........    13,022    4,353,330    376,936      72,941      516,156    125,083    5,457,468


Receivables
  Due from the DuPont
    Company .....................       413       19,084      3,517         496        3,272      5,314       32,096
  Transfers receivable (payable)
    among funds .................       (48)       1,566     (2,141)       (381)         679        325            0
  Other .........................                                                                  (404)        (404)
Due to participants .............       (33)     (13,130)      (632)       (124)      (1,301)                (15,220)
                                    -------   ----------   --------     -------     --------   --------   -----------
  Net assets available for plan
    benefits ....................   $13,354   $4,360,850   $377,680    $ 72,932     $518,806   $130,318   $5,473,940
                                    =======   ==========   ========    =======      ========   ========   ==========

Unit or share values (Note 2) ...                 $67.10                 $15.26       $47.50
                                                  ======                 ======       ======



                                                       PAGE 8
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 SEPTEMBER 30, 1993

                                                (Dollars in Thousands)


                              U.S.                                3-Way       DuPont                Merrill
                             Savings      Fixed      Family       Asset       Common                 Lynch
                              Bond       Income     of Mutual   Allocation    Stock       Loan       Equity
                              Fund        Fund        Funds        Fund        Fund       Fund       Index
                             --------  -----------  ---------   ----------   ---------  ---------  -----------
Investment income
  Interest ..............    $   206   $  407,251   $     34     $     5     $     20   $ 12,479   $        3
  Dividends .............                      22     24,366         506       19,147                       0
  Distribution of Loan
    investment income....          0        9,941        706         211        1,121    (12,479)         325
                             -------   ----------   --------     -------     --------   --------   ----------
    Total investment
      income ............        206      417,214     25,106         722       20,288          0          328

Realized gains ..........                              4,041       2,070       24,069                   1,322
Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments ...........                             32,993      11,506      (26,783)                 15,915
Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $393) ............                  47,086      4,607       1,674       17,335                   1,751
  Participants'
    savings .............      2,697      210,876     22,197       6,782        6,012                   7,317
  TRASOP transfers ......                     828          2           1        6,648                       2
                             -------   ----------   --------     -------     --------   --------   ----------
                               2,903      676,004     88,946      22,755       47,569          0       26,635
                             -------   ----------   --------     -------     --------   --------   ----------

Deliveries and
  withdrawals ...........    (14,624)    (194,863)    (8,449)     (2,363)     (22,703)    (5,524)      (4,965)
Net transfers among funds
  Loans .................         (7)     (69,682)    (3,046)     (1,280)     (10,156)    87,746       (2,572)
  Loan repayments .......          2       48,377      3,476       1,011        3,941    (59,483)       1,687
  Other authorized
    transfers ...........     (1,628)     (47,026)  (219,750)     14,626      (28,300)         0      193,374
Acquisitions
  (Divestitures), net....                  (7,142)      (513)       (176)        (615)      (831)        (439)
Affiliated company
  transfers in (out) ....                   1,344         46          33          192         65            7
                             -------   ----------   --------     -------     --------   --------   ----------
                             (16,257)    (268,992)  (228,236)     11,851      (57,641)    21,973      187,092
                             -------   ----------   --------     -------     --------   --------   ----------

Change in net assets
  available for plan
  benefits for the
  year ..................    (13,354)     407,012   (139,290)     34,606      (10,072)    21,973      213,727

Net assets available
  for plan benefits
  Beginning of year .....     13,354    4,360,850    377,680      72,932      518,806    130,318            0
                             -------   ----------   --------     -------     --------   --------   ----------

  End of year ...........         $0   $4,767,862   $238,390    $107,538     $508,734   $152,291     $213,727
                             =======   ==========   ========     =======     ========   ========   ==========

                  The accompanying notes are an integral part of these financial statements.

                                       Continued on next page


                                                       PAGE 9
                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                 SEPTEMBER 30, 1993 (Continued)

                                                (Dollars in Thousands)

                               ML                                  ML
                             Inter-         ML         ML         Basic
                             national    Balanced    Capital      Value
                             Holdings      Fund       Fund        Funds        Total
                             ---------   ---------  ---------    --------  -----------
Investment income
  Interest ..............    $      1    $      0   $      1     $     0     $420,000
  Dividends .............                     183        973         866       46,063
  Distribution of Loan
    investment income....          43          31         63          38            0
                              -------  -----------  --------     --------  -----------
    Total investment
      income ............          44         214      1,037         904      466,063

Realized gains ..........         168         174        332         159       32,335
Net unrealized appre-
  ciation (depreciation)
  in fair value of
  investments............       3,084         715      2,015       1,176       40,621
Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $393) ............         376         246        689         265       74,029
  Participants'
    savings .............       1,814       1,083      3,062       1,167      263,007
  TRASOP transfers ......           0                      0           0        7,481
                              -------  -----------  ---------    --------  -----------
                                5,486       2,432      7,135       3,671      883,536
                              -------  -----------  ---------    --------  -----------

Deliveries and
  withdrawals ...........        (231)       (117)      (728)       (257)    (254,824)
Net transfers among funds
  Loans .................        (217)       (218)      (424)       (144)           0
  Loan repayments .......         243         139        378         229            0
  Other authorized
    transfers ...........      24,605      10,207     29,101      24,791            0
Acquisitions
  (Divestitures), net ...         (48)        (11)       (73)                  (9,848)
Affiliated company
  transfers in (out) ....                       0         16                    1,703
                              -------   ----------  ---------    --------  -----------
                               24,352      10,000     28,270      24,619     (262,969)
                              -------  -----------  ---------    --------  -----------

Change in net assets
  available for plan
  benefits for the
  year ..................     29,838       12,432     35,405      28,290      620,567

Net assets available
  for plan benefits
  Beginning of year .....          0            0          0           0    5,473,940
                             -------   -----------  ---------    --------  -----------

  End of year ...........    $29,838      $12,432    $35,405     $28,290   $6,094,507
                             =======   ===========  =========    ========  ===========


                  The accompanying notes are an integral part of these financial statements.





                                                PAGE 10
                                      SAVINGS AND INVESTMENT PLAN
                                                  OF
                                 E. I. DU PONT DE NEMOURS AND COMPANY

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                          SEPTEMBER 30, 1992

                                                (Dollars in Thousands)

                              U.S.                                3-Way       DuPont
                             Savings      Fixed      Family       Asset       Common                 Total
                              Bond       Income     of Mutual   Allocation    Stock       Loan        All
                              Fund        Fund        Funds        Fund        Fund       Fund       Funds
                             --------  -----------  ---------   ----------   ---------  ---------  -----------
Investment income
  Interest ..............    $   778   $  385,652   $     70     $    34     $     83   $ 12,403   $  399,020
  Dividends .............                      81     21,280       4,409       17,827                  43,597
  Distribution of loan
    interest income<Fa>..          1       10,853      1,121         193          235    (12,403)           0
                             --------  ----------   --------     -------     --------   --------   ----------
    Total investment
      income ............        779      396,586     22,471       4,636       18,145          0      442,617

Realized gains (losses),
  net ...................                              4,690       2,666       14,288                  21,644
Net unrealized appre-
  ciation in fair
  value of investments ..                              3,729       1,472       10,615                  15,816
Contributions
  DuPont Company's
    contributions
    (net of forfeiture
    of $627) ............                  38,276      5,574       1,571       29,576                  74,997
  Participants'
    savings .............      5,406      223,564     28,938       6,126        5,203                 269,237
  TRASOP transfers ......                     108                              18,990                  19,098
                             --------  ----------   --------     -------     --------   --------   ----------
                               6,185      658,534     65,402      16,471       96,817          0      843,409
                             --------  ----------   --------     -------     --------   --------   ----------

Deliveries and
  withdrawals ...........     (7,986)    (153,823)    (7,311)     (1,773)     (16,032)    (6,484)    (193,409)
Net transfers among funds
  Loans .................        (15)     (56,168)    (3,643)       (870)      (6,365)    67,061            0
  Loan repayments .......          4       46,291      4,791         858          973    (52,917)           0
  Other authorized
    transfers ...........        (26)     (28,315)    37,481      (1,225)      (7,915)                      0
Acquisitions
  (Divestitures), net ...                   1,355          1                                            1,356
Affiliated company
  transfers in (out) ....                   3,962                    (18)       (236)                   3,708
                             --------  ----------   --------     -------     --------   --------   ----------
                              (8,023)    (186,698)    31,319      (3,028)     (29,575)     7,660     (188,345)
                             --------  ----------   --------     -------     --------   --------   ----------

Change in net assets
  available for plan
  benefits for the
  year ..................     (1,838)     471,836     96,721      13,443       67,242      7,660      655,064

Net assets available
  for plan benefits
  Beginning of year .....     15,192    3,889,014    280,959      59,489      451,564    122,658    4,818,876
                             --------  ----------   --------     -------     --------   --------   ----------

  End of year ...........    $13,354   $4,360,850   $377,680     $72,932     $518,806   $130,318   $5,473,940
                             ========  ==========   ========     =======     ========   ========   ==========

<Fa> Reclassified for comparitive purposes.


                                   PAGE 11
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

          The Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") is a defined contribution Plan which was established by the Company's Board of Directors and became effective September 1, 1955.

          The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees, at no cost to themselves, to become stockholders of the Company. The Plan is a tax qualified contribu-tory profit sharing plan. Any employee of the Company or its subsidiaries (including Du Pont Merck Pharmaceutical Company (DMPC), a general partner-ship which has adopted the Plan) and who has completed at least one year of continuous service, as determined in accordance with the Company's Service Rules, or who has been compensated for 1,000 or more hours in a period of twelve consecutive months is eligible to participate in the Plan.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 22% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Any amounts in excess of 16% are considered to be cash supplemental deposits and must be deposited in the after-tax account. The before-tax provision is permitted under Section 401(k) of the Internal Revenue Code. Nondiscrimination rules of the Internal Revenue Code require that the average savings rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average savings rates of "Nonhighly Compensated" employees. At September 30, 1993 and September 30, 1992, for the "Highly Compensated" employees there was no limitation on the after-tax savings rate (other than the Plan limit) and the allowable before-tax savings rate was 13% in both years. At September 30, 1993 and September 30, 1992, the allowable before-tax savings rate for DMPC was 11% and 3%, respectively. In addition, in accordance with the Tax Reform Act of 1986, the Plan limited contribu-tions by any employee to the before-tax account to $8,994 in 1993 and $8,728 in 1992. The Company will contribute an amount equal to 50% of the participant's savings deductions during a month except that no Company Contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, a participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time.

          A participant with less than five years of participation credit, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related Company contributions in accordance with specific Plan provisions. Company contributions will be suspended for six months if a

                                   PAGE 12
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

participant withdraws any matched before-tax or after-tax savings or Com-pany contributions contributed to the account during the last two years of participation or any earnings in the before-tax or after-tax accounts. A participant who retires from active service may elect to make a full account withdrawal in the later of the month in which employment was terminated or March of the calendar year following the year in which the participant attains age 70 1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate for secured personal loans as determined by the Plan administrator. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established with trustees for the investment of employee savings and Company contributions. The nature of the investments maintained in each fund is described below:

U.S. Savings Bond Fund       -- United States Savings Bonds, Series EE in
                                $100 denominations.  This fund was
                                eliminated as of May 1, 1993.
Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance
                                companies, banks and other investment
                                companies which provide for the return of
                                principal in full plus the payment of
                                interest at a predetermined rate for a
                                specific period of time. The fund's blended
                                rate of return for the 12 months ending
                                September 30, 1993 and September 30, 1992
                                was 9.3% and 9.8%, respectively.
Family of Mutual Funds       -- A group of seven different mutual funds, each
                                with its own investment objectives, offered through Fidelity Investments Institutional Operations Company. As of January 13, 1993 these funds were transferred to similar mutual funds at Merrill Lynch with the exception of Magellan and Retirement Growth which were combined into the Magellan fund. The Magellan Fund continues to be shown under the caption Family of Mutual Funds.
3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by Wells Fargo Nikko Investment
                                Advisors among stocks, bonds, and cash
                                (money market).

                                   PAGE 13
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



DuPont Common Stock Fund    -- DuPont common stock.

Loan Fund                    -- Participant loans--amounts transferred from
                                the United States Savings Bond Fund, the
                                Fixed Income Fund, the Fidelity Family of
                                Mutual Funds, Merrill Lynch Mutual Funds, the DuPont Common Stock Fund and/or the 3-Way Asset Allocation Fund that are loaned to participants.

Merrill Lynch Funds          -- A group of 5 different mutual funds each with
                                its own investment objective offered through Merrill Lynch.



          Participants may allocate their before and after-tax savings deductions and Company contributions among all Funds at their discretion. Amounts contributed by the Company were not to be used to purchase U.S. Savings Bonds.

          At September 30, 1993 the Plan participants directed their savings and the related matching Company contributions be invested in the following funds (approximate number of participants in each fund): United States Savings Bonds Fund (0); Fixed Income Fund (85,600); Family of Mutual
Funds (12,600); DuPont Common Stock Fund (53,300); 3-Way Asset Allocation Fund (6,200); Merrill Lynch (ML)International Holdings (3,800); ML Balanced Fund(2,000); ML Equity Index (8,600); ML Capital Fund (4,000); ML Basic Value Fund (2,600). Approximately 22,600 participants had loans outstanding in the Loan Fund at September 30, 1993.

  ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). The administration of the Plan is vested in the Office of the Chairman of the Company which may designate one or more persons to operate and administer the Plan. The Finance Committee of the Company has the authority to appoint the trustees and select insurers. All administrative costs of the Plan are paid by the Company.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of shares of DuPont common stock and all cash balances, including those resulting from the liquidation of the Fixed Income Fund, the Fidelity Family of Mutual Funds, the 3-Way Asset Allocation Fund, and Merrill Lynch Mutual Funds will be made based upon the valuation of the participant's account.

                                   PAGE 14
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The provi-sions of the Employee Retirement Income Security Act of 1974 (ERISA) require presentation based on fair value. The fair value of the United States Savings Bonds Fund is based on the redemption values for U.S. Savings Bonds which are published by the Department of Treasury. U.S. Savings Bonds are nonredeemable for a six month period subsequent to purchase. Such bonds purchased within six months prior to the September 30 period-end are valued at cost. The Fixed Income Fund guaranteed investment contracts and separate account portfolios are stated at cost plus accrued interest, using the con-tracted interest rates applied to the daily account balances. Investments in the Family of Mutual Funds, the DuPont Common Stock Funds, and Merrill Lynch Mutual Funds are recorded at the latest price on the last business day of the period reported. Investments in the 3-Way Asset Allocation Fund are recorded at the fair market value of all assets in the Fund on the last business day of the period reported. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

          The unit value or price of the Fixed Income Fund, the 3-Way Asset Allocation Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock
Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. The "Net Asset Value" per share, or NAV, for each Fund in the Family of Mutual Funds is computed by adding the value of all portfolio holdings and other assets, deducting liabilities and then dividing the result by the number of shares outstanding at month end. Fidelity Investments Institutional Services Company calculates each of these Funds' NAV at the close of each business day of the New York Stock Exchange. There is no unit value for the United States Savings Bonds Fund and the Loan Fund since U.S. Savings Bonds and loans are identified directly with participants' accounts. The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date. Monthly sales and purchases are netted to minimize brokerage fees.

                                   PAGE 15
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



NOTE 3 -- INVESTMENTS

          The following presents the Plan's investments at fair value
(Note 2).

                                                September 30,   September 30,
                                                    1993            1992
                                                ------------    -------------
                                                   (Dollars in Thousands)
Investments at fair value
  U. S. Savings Bonds ......................     $        0      $   12,922
  Fixed income (guaranteed investment
    contracts, separate account
    portfolios) ............................      4,701,973       4,338,404
  DuPont Common Stock .....................         507,873         511,238
  Short-term investments & cash ............         48,287          20,551
  Loans to participants ....................        152,291         125,083
  Pooled investments .......................        659,701         449,270
                                                 ----------      ----------
    Total investments at fair value ........     $6,070,125      $5,457,468
                                                 ==========      ==========

          The investment in U. S. Savings Bonds was eliminated as of May 1, 1993. The Plan held 10,922,006 shares of DuPont Common Stock at September 30, 1993. Short-term investments and cash represent funds deposited in the the Fixed Income Fund, the Fidelity Family of Mutual Funds, the 3-Way Asset Allocation Fund, the Du Pont Common Stock Fund, and the Merrill Lynch Mutual Funds.

          The pooled investments consist of the following:

                                                     September 30, 1993
                                                 ---------------------------
                                                 Fair Market
                                                     Value          Cost
                                                 -----------     ----------
                                                   (Dollars in Thousands)

  3-Way Asset Allocation Fund ..............     $  106,643      $   95,313
  Family of Mutual Funds (Magellan)........         235,865         206,397

  Merrill Lynch Mutual Funds ...........
    Equity Index Trust.....................         212,534         196,619
    International Holdings.....................      29,482          26,398
    Balanced Fund...........................         12,271          11,555
    Capital Fund ..........................          34,925          32,910
    Basic Value Fund.................                27,981          26,806
                                                 ----------      ----------
  Total Pooled Investments .................     $  659,701      $  595,998
                                                 ==========      ==========

                                   PAGE 16
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

          Fixed income guaranteed investment contracts and separate account portfolios (*) at September 30, 1993 consist of the following:
                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)

Aetna Life Insurance Company--13.01%, 2/1/93 .................    $    9,851
Aetna Life Insurance Company--7.73%, 1/02/97 *
  EIN #06-0843808.............................................        93,002
Aetna Life Insurance Company--8.52%, 12/1/96 .................       137,092
Aetna Life Insurance Company--8.73%, 12/1/96 .................       138,825
Aetna Life Insurance Company--8.88%, 12/1/96 .................       140,088
Aetna Life Insurance Company--8.89%, 12/1/00 .................        95,055
Aetna Life Insurance Company--8.80%, 1/02/96 *
   EIN #06-0843808............................................       154,518
Aetna Life Insurance Company--8.9%, 12/1/99 ..................       121,585
Aetna Life Insurance Company--9.48%, 12/1/98..................       154,667
Aetna Life Insurance Company--9.71%, 12/1/98 .................       156,066
Allstate Life Insurance Company--8.50%, 12/3/01...............       110,869
Bankers Trust--5.896%, 12/31/99...............................       116,363
Citibank--5.37%, 12/31/2010...................................        24,749
Connecticut General Life Insurance Company--
  12.81%, 11/30/93 ...........................................         6,461
John Hancock Mutual Life Insurance Company-- *
  7.85%, 12/31/99 EIN #04-1414660.............................       146,825
John Hancock Mutual Life Insurance Company--
  8.31%, 12/3/01 .............................................        74,052
John Hancock Mutual Life Insurance Company--
  8.89%, 12/1/99 .............................................       121,552
John Hancock Mutual Life Insurance Company--
  9.0%, 12/1/99 ..............................................       121,953
John Hancock Mutual Life Insurance Company--
  9.4%, 12/1/98 ..............................................       154,183
Massachusetts Mutual Life Insurance Company--
  9.15%, 12/1/00 .............................................        92,523
Metropolitan Life Insurance Company--12.25%, 12/1/94..........        57,910
Metropolitan Life Insurance Company-- 6.85%, 7/1/98 *
  EIN 13-5581829 .............................................       110,433
Metropolitan Life Insurance Company--9.64%, 12/1/98 ..........       155,640
New York Life Insurance Company--10.15%, 12/1/97 .............       145,907
New York Life Insurance Company--6.45%, 3/31/94 *
   EIN #13-5582869 ...........................................       129,141
New York Life Insurance Company--8.36%, 6/30/94 *
   EIN #13-5582869 ...........................................       126,110
New York Life Insurance Company--8.95%, 6/30/94 *
   EIN #13-5582869 ...........................................        92,141

                                   PAGE 17
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          Fixed income guaranteed investment contracts and separate account portfolios (*) at September 30, 1993 consist of the following (continued):

                                                                    Current
          Description                                                Value
          -----------                                             -----------
                                                                  (Dollars in
                                                                   Thousands)

New York Life Insurance Company--9.27%, 12/31/99..............    $   78,216
New York Life Insurance Company--9.36%, 12/1/98...............       153,940
New York Life Insurance Company--9.66%, 12/1/98...............        46,626
New York Life Insurance Company--9.75%, 12/1/97...............       143,149
Prudential Life Insurance Company--10.48%, 12/1/95 ...........        72,652
Prudential Life Insurance Company--10.62%, 12/1/95 ...........        73,321
Prudential Life Insurance Company--10.65%, 12/1/97 ...........       149,388
Prudential Life Insurance Company--11.27%, 12/1/95 ...........        76,494
Prudential Life Insurance Company--12.49%, 12/1/94............        58,922
Prudential Life Insurance Company--12.55%, 12/31/93...........         9,487
Prudential Life Insurance Company--13.45%, 12/1/94 ...........        63,219
Prudential Life Insurance Company-- 8.26%, 1/1/97.*
   EIN# 22-1211670 ...........................................        94,108
Prudential Life Insurance Company--8.95%,  7/1/96 *
   EIN# 22-1211670 ...........................................        92,109
Prudential Life Insurance Company--8.97%, 12/1/99 ............       126,715
Prudential Life Insurance Company--9.6%, 12/1/00 .............        80,641
Prudential Life Insurance Company--9.01%, 12/1/99 ............       126,866
Travelers Life Insurance Company--10.17%, 12/1/97 ............       146,060
Travelers Life Insurance Company--9.15%, 12/1/99 .............       122,499
                                                                  ----------
    Total investment in fixed income  ........................     4,701,973


Short-Term Investments .......................................        46,385
                                                                  ----------
    Total investment .........................................    $4,748,358
                                                                  ==========


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.

                                   PAGE 18
                         SAVINGS AND INVESTMENT PLAN
                                     OF
            E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)



NOTE 5 -- INCOME TAX STATUS

          The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favor-able tax determination letter has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

          Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, tax-deferred employee deposits, or accrued income until distributions or withdrawals are made.


NOTE 6 -- Change of Trustee and Record Keeper

          Effective January 1993 the record keeping of the Savings and Investment Plan was transferred to Merrill Lynch, Pierce, Fenner & Smith Incorporated (Merrill Lynch). Concurrently with this move, Merrill Lynch became the Trustee for the Fixed Income, Family of Mutual, 3-Way Asset Allocation, DuPont Common Stock, Loan and the Merrill Lynch Mutual Funds. Wilmington Trust Company remained Trustee of the U.S. Savings Bond Fund until its elimination . The Family of Mutual Funds at Fidelity Investments Institutional Operations Company (Fidelity) were transferred to similar mutual funds at Merrill Lynch with the exception of the Magellan and Retirement Growth funds which were combined into the Magellan Fund.


NOTE 7 -- Wells Fargo Conversion

          In November 1992, the Plan's position in the Wells Fargo Three Way Asset Allocation Fund was converted from Monthly (U.S. Tactical Asset Allocation Fund) to Daily (U.S. Tactical Asset Allocation Fund E). This conversion resulted in a change of the base unit value to $10 per share with a relative change in shares held to ensure no gain or loss for participants. The conversion was necessary to allow daily trading of the Wells Fargo Fund.

                        EXHIBIT INDEX


Exhibit
 Number                            Description


   24                    Consent of independent accountants.

                          SIGNATURE
                                                  Exhibit 24


             CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statements on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and
Company of our report dated January 28, 1994 appearing on page 4 of the annual report of the Savings and Investment
Plan of E. I. du Pont de Nemours and Company on form 11-K for the year ended September 30, 1993.



PRICE WATERHOUSE


Philadelphia, Pennsylvania

March 15, 1994